Exhibit 12.1

YUM! Brands, Inc.
Ratio of Earnings to Fixed Charges Years Ended 2009-2005
 (In millions except ratio amounts)

	52 weeks			53 weeks	52 weeks
	2009	2008	2007	2006	2005

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$1,396	$1,280	$1,191	$1,108	$1,026

Minority interest	—	11	—	—	—

50% or less owned Affiliates’ interests, net	(1)	(1)	(7)	(12)	(8)

Interest Expense	229	273	217	174	148

Interest portion of net rent expense	276	258	243	209	179

Earnings available for fixed charges	$1,900	$1,821	$1,644	$1,479	$1,345
Fixed Charges:

Interest Expense	$230	$273	$217	$174	$148
Interest portion of net rent expense	276	258	243	209	179

Total fixed charges	$506	$531	$460	$383	$327

Ratio of earnings to fixed charges	3.75	3.43	3.57	3.86	4.11